Exhibit (a) (33)


To the Shareholders of HEI, Inc.:

              HEI NEEDS LEADERS WHO CAN MAKE GOOD THINGS HAPPEN.

     For the last five years, HEI's Board of Directors has told you the same thing over and over again in their annual letter to shareholders... that HEI has great growth prospects and the Board is focused on growth. Indeed, they've said it again in their recent letters to you. THE REALITY IS... that over the last five years, HEI's earnings have DECLINED at an average annual rate of 22.6% per year (based on the Company's trailing 12-month earnings). Meanwhile, the average annual earnings growth rate in the industry (+21.2%) has significantly outperformed that of the S&P 500 (+13.4%). And, HEI's earnings are expected to decline again this year, while continued earnings growth is expected for the industry.

     For the last five years, the Board has told you over and over again that they need to broaden the Company's customer base and about how strong their customer relationships are. THE REALITY IS... that this Board has left the Company with a dangerously narrow customer base year after year. For each of the past five years, at least 64% of the Company's net sales have come from only two or three customers. And in the face of this highly concentrated customer base, the Company has failed to generate repeat business from its largest customers. In 1997, the Company lost all business from a customer that accounted for 55% of fiscal 1997 net sales. And this is not a one time occurrence. In fiscal 1996, the Company lost two customers accounting for 30% and 27%, respectively, of fiscal 1995 net sales.

     LET'S PUT AN END TO THE ERA OF UNFULFILLED PROMISES BY THE BOARD AND UNFULFILLED POTENTIAL FOR HEI!

     HEI'S BOARD AND TOP  MANAGEMENT  KEEP  GETTING  REWARDED  EVEN THOUGH YOU
DON'T.

     Even in the face of poor operating results and poor stock price performance, the Directors have kept on paying themselves big stock options year in and year out. In the last five years, the Board has taken 240,000 options almost 6% of all of the Company's shares - and senior executives have kept on taking increased cash bonuses and stock options each year. And if that wasn't enough...

     =================================================================

                             CAN YOU BELIEVE THIS?

          DURING THE FOUR MONTHS FROM DECEMBER 1997 TO MARCH 1998, HEI'S BOARD GAVE ITS TOP THREE EXECUTIVES MORE THAN 250,000 STOCK OPTIONS, ANOTHER 6% OF THE COMPANY'S SHARES - AN ASTONISHING REWARD FOLLOWING A YEAR IN WHICH THE STOCK PRICE DROPPED OVER 50%!

     ==================================================================


     Under the Fant Group's proposed plan, you will NEVER suffer this kind of dilution again. You will never suffer this kind of INSULT again! With the new board in charge, no director stock options will be exercisable unless and until HEI's stock price reaches $25 per share. This is how an incentive plan should work. Under Fant's plan, HEI directors will be rewarded if, and only if, HEI shareholders are rewarded first.

     HEI'S DIRECTORS ARE AFRAID TO PUT THEIR OWN MONEY AT RISK.

     The incumbent directors collectively hold only about 2% of the Company's shares. They have been unwilling to make a personal financial commitment. During the last two years these directors have consistently sold their stock within days after exercising the options they were given under their special stock compensation plan. What does this say about their expectations for the Company's future, despite what they have been telling you? Maybe they are afraid of losing another big customer.

     Among the current directors, Mr. Zimmerman, a director since 1995, owns only 900 shares, and Mr. Brueck, also a director since 1995, owns only 2,000 shares. Mr. Franta, a director since 1985 - 12 years - owns only 5,211 shares. INSULT UPON INSULT!

     In stark contrast, the Fant Group has already invested over $4.3 million in cash - paying full price to acquire about 18% of the Company's shares. Fant is ready to invest more and, to do so, is offering you the cash premium of an $8.00 per share tender offer.

                                --------------


     The Fant Group has confidence in HEI's future under new leadership. The proof is in its cash commitment and its commitment to a highly incentive-based director compensation plan. HEI can no longer afford a timid bunch that makes and breaks the same promises year after year. Exercise your right to demand new leadership now!

     To participate in the revitalization of HEI, please sign and return the GREEN proxy card today. If you have questions or need assistance in voting your shares, please call Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.

June 30, 1998






To the Shareholders of HEI, Inc.

HEI's Directors say that they've earned your support.

[Bar graph with title "Five - Year Annual Earnings Growth Rate (%)." Three bars indicating the five-year annual growth rate % for the Electronics (Misc. Components) Industry of +21.2%, the S&P 500 of 13.4%, and HEI, Inc. of -22.6%. The source for the industry figure is stated - Bloomberg LP, based on the average of those companies in industry group reporting five year earnings. It is stated that the HEI, Inc. figure is based on the trailing 12-months ended May 31, 1998 compared to the same period ended May 31, 1993.

[Area graph with title "HEI Stock Price Since January 1997" showing the HEI month-end stock prices from 1/1/97 through 5/31/98.]

Have they really earned your support?

Your vote is important! Return the GREEN proxy card today. If you have questions or need assistance voting your shares, please contact Beacon Hill Partners at (800) 253-3814.

FANT INDUSTRIES INC.